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                                                                 EXHIBIT (a)(1)

                                    [LOGO]

Beringer Wine Estates Holdings, Inc.
610 Airpark Road
Napa, California 94558

                                                              September 1, 2000

Dear Stockholder:

  I am very pleased to inform you that Beringer Wine Estates Holdings, Inc. has entered into a merger agreement with Foster's Brewing Group Limited and an indirect, wholly-owned subsidiary of Foster's, which subsidiary has commenced a tender offer to purchase all of the outstanding shares of Beringer Wine Estates' common stock for $55.75 per share in cash. The tender offer is conditioned upon, among other things, shares representing at least a majority of the voting power of the Beringer Wine Estates shares on a fully diluted basis being tendered and not withdrawn. The tender offer will be followed by a merger in which each share of Beringer Wine Estates' Class A and Class B common stock not purchased in the tender offer will be converted into the right to receive $55.75 per share in cash.

  Your Board of Directors has determined that the terms of the Foster's offer and the merger are fair to and in the best interests of Beringer Wine Estates' stockholders. The Board of Directors recommends that all of Beringer Wine Estates' stockholders accept the Foster's offer and tender their shares of Beringer Wine Estates' common stock pursuant to the offer.

  In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of Beringer Wine Estates' financial advisor, Goldman, Sachs & Co., to the effect that, as of the date of the opinion, the consideration to be received by the holders of Beringer Wine Estates' Class A and Class B common stock in the tender offer and the merger is fair from a financial point of view to Beringer Wine Estates' stockholders. A copy of Goldman, Sachs & Co.'s written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Goldman, Sachs & Co. in rendering its opinion, can be found in Annex A to the attached Schedule 14D-9. You should read the opinion carefully and in its entirety.

  Enclosed are Foster's Offer to Purchase, dated September 1, 2000, a Letter of Transmittal and other related documents. These documents provide instructions on how to tender your shares and set forth the terms and conditions of the tender offer and other important information. The Schedule 14D-9 describes in more detail the reasons for the Board of Directors' conclusions and contains other information relating to the tender offer. I urge you to consider this information carefully.

  The merger with Foster's represents a new, very exciting chapter for Beringer Wine Estates, and we are proud to be on the forefront of the globalization of the premium wine industry. This combination gives us a business partner with a similar philosophy, and will provide us with access to new markets and new business opportunities which assures Beringer Wine Estates' place as a key player in the world's premium wine industry going forward.

                                          Best regards,

                                          Walter T. Klenz
                                          President, Chief Executive Officer
                                           and Chairman of the Board of
                                           Directors